Exhibit 99.6

CEO Giovanni Caforio on Acquisition of MyoKardia
October 05, 2020 - 5 minute(s) read

Dear Colleagues,

Today we made an important announcement that we are acquiring MyoKardia, a San Francisco-based, clinical-stage biopharmaceutical company that focuses on the discovery and development of innovative targeted cardiovascular (CV) therapeutics.

This significant planned transaction enhances the strength of Bristol Myers Squibb and will help position us for growth over the next decade. As we bring our companies together, we are excited to welcome a talented team with a shared commitment to transforming patients’ lives through science. We remain committed to our West Coast innovation hubs as centers of innovative drug discovery, which will be bolstered by MyoKardia’s diverse approach, skills and people and complement our wellestablished
CV drug discovery center in New Jersey.

We have been following MyoKardia’s innovative science over the years and have long admired what the MyoKardia teams have done to revolutionize cardiovascular treatments through a precision medicine approach. Like BMS, MyoKardia has focused its work on addressing significant unmet medical needs in patients with serious diseases.

With MyoKardia, we gain an outstanding lead asset – mavacamten – and a promising portfolio of pipeline candidates. Mavacamten is intended for the potential treatment of obstructive hypertrophic cardiomyopathy (HCM), a chronic heart disease with high morbidity and patient impact. HCM often goes undiagnosed and can be a debilitating condition, impairing the function of the heart and lowering patients’ quality of life. Mavacamten has demonstrated clinically meaningful Phase 3 results and we expect an NDA to be submitted to the FDA in the first quarter of 2021. We are encouraged by mavacamten’s significant potential to make a difference in the lives of patients with obstructive HCM, along with additional opportunities in other indications, including non-obstructive HCM.

I am incredibly proud of our CV franchise and the strong leadership position we have established with Eliquis. As you know, we have strong discovery and development teams and important work is underway to advance our FXIa inhibitor program and, with MyoKardia, we are accelerating the expansion of the franchise. Adding MyoKardia’s programs and outstanding translational research capabilities with our proven R&D expertise and commercial capabilities, we are strengthening our long-term prospects in this important therapeutic area.

Until the transaction closes, which we expect to occur in the fourth quarter of 2020, we will operate as independent companies. To address some of your initial questions, there is an FAQ available on BMS 360 and we expect to provide more information about MyoKardia and HCM in the coming weeks. I look forward to talking with you directly about this exciting opportunity at a company Q&A session on Wednesday, October 7, 2020, at 12 p.m. EDT.

Throughout this unprecedented year, we have consistently delivered superior results for our patients. We are delivering strong commercial performance, achieving significant pipeline milestones and maintaining an uninterrupted supply of our medicines. It is because of your efforts that we are able to invest in external innovation that complements our strong internal capabilities and advances our pipeline and portfolio.

This is an important next step in the company’s long-term strategy and I hope you are as excited as I am for the opportunity we are creating. I would like to thank the cross-functional team that worked tirelessly on this planned acquisition and congratulate them on today’s outcome. I would also like to thank all of you for your continued dedication to our mission and for all you do to help transform patients’ lives through science.

Best,
The information contained in this message is classified as BMS Internal and is intended for internal distribution only within Bristol Myers Squibb. You are expressly prohibited from forwarding all or part of this message or otherwise sharing its contents with anyone outside the company.

Additional Information and Where to Find It
The tender offer described in this report has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Bristol Myers Squibb will cause Merger Sub to file with the U.S. Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO. Investors and MyoKardia stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by MyoKardia with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge at www.bms.comor by directing a request to Bristol Myers Squibb, Office of the Corporate Secretary, 430 East 29th Street, 14th Floor, New York, New York 10154-0037. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all stockholders of MyoKardia free of charge at www.myokardia.com or by contacting MyoKardia at ir@myokardia.com, telephone number 650-351-4690.

In addition to the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, Bristol Myers Squibb and MyoKardia file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Bristol Myers Squibb or MyoKardia at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Bristol Myers Squibb’s and MyoKardia’s filings with the SEC are also available to the public from commercial documentretrieval services and at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements
This report contains “forward-looking statements” relating to the acquisition of MyoKardia by Bristol Myers Squibb and the development and commercialization of certain biological compounds. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the acquisition will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the acquisition will be realized. The actual financial impact of this transaction may differ from the expected financial impact described in this report. In addition, the compounds described in this report are subject to all the risks inherent in the drug development process, and there can be no assurance that the development of these compounds will be commercially successful. Forward-looking statements in this report should be evaluated together with the many uncertainties that affect Bristol Myers Squibb’s business, particularly those identified in the cautionary factors discussion in Bristol Myers Squibb’s Annual Report on Form 10-K for the year ended December 31, 2019, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Bristol Myers Squibb undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.